Silk Road Entertainment, Inc.
                   555 S. Flower Street Los Angeles, CA 90071
                       (213) 362-1024 Fax: (213) 362-1001





                                  April 7, 2000



United States
Securities & Exchange Commission
450 Fifth Street N. W.
Washington, D.C.  20549

Reference: Silk Road Entertainment, Inc. Form 10-SB



     We wish to withdraw the filing made on March 29th, 2000.

     I like to finish two years of auditing financial statement before filing.

     Thank you for your assistance to date.

                                            Sincerely,


                                            /s/ Richard Lo
                                            --------------
                                            Richard Lo
                                            President